Exhibit 99.1

Press Release

Eltek Names Ron Freund as Chief Financial Officer

PETACH-TIKVA, Israel, December 30, 2021 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that its Board of Directors has named Mr. Ron Freund as its Chief Financial Officer, effective January 1, 2022. Mr. Freund will succeed Mr. Alon Mualem, who resigned to pursue a business opportunity.

Prior to joining Eltek, Mr. Freund served as the CFO of Ophir Tours Ltd. from 2015 to 2021. From 2011 to 2014, Mr. Freund served as the CFO of Middle East Tube Company Ltd., an Israeli public company, traded on the Tel Aviv Stock Exchange (TASE). In previous roles, Mr. Freund served as Deputy CEO and CFO of Soltam Systems LTD. and as a Senior Partner at Ernst & Young Israel. Mr. Freund holds a B.A. degree in Accounting and Economics from the Hebrew University, Jerusalem, and is a licensed CPA (Israel).

Mr. Eli Yaffe, CEO, commented: "The entire management team at Eltek is excited to have Mr. Freund on board and we are confident that he will be an important factor in Eltek’s growth and future success. I would also like to take this opportunity to thank Alon Mualem for his contribution to our company, mainly with respect to Eltek’s successful turnaround that we implemented during the last 3 years and wish him all the best in his next endeavor."

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected future results , the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Eli Yaffe
Chief Executive Officer
eliy@nisteceltek.com
+972-3-9395023